# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aeva Technologies, Inc., CIK 0001789029
CUSIP: 00835Q103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 555 ELLIS STREET, MOUNTAIN VIEW, California (CA), 94043
Date of event which requires filing of this statement: 03/31/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001085146-22-004149
Filed by CIK 0001627436
Persons authorized to receive notices and communications: Matthew Whitehead, 3000 El Camino Real, Building 5, Suite 450, Palo Alto, California (CA), 94306, 332-242-8518

## Reporting persons
- Sylebra Capital Ltd (CIK 0001627436): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 16,228,553; sole dispositive power 0; shared dispositive power 16,228,553; aggregate amount beneficially owned 16,228,553 (29.6% of the class)
- Sylebra Capital Management, Ltd (CIK 0001745666): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 16,228,553; sole dispositive power 0; shared dispositive power 16,228,553; aggregate amount beneficially owned 16,228,553 (29.6% of the class)
- SYLEBRA CAPITAL LLC (CIK 0002003074): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 16,228,553; sole dispositive power 0; shared dispositive power 16,228,553; aggregate amount beneficially owned 16,228,553 (29.6% of the class)
- Gibson Daniel Patrick (CIK 0001745725): type of reporting person: individual (IN); citizenship or place of organization: Antigua And Barbuda (B9); source of funds: working capital (WC); sole voting power 0; shared voting power 16,228,553; sole dispositive power 0; shared dispositive power 16,228,553; aggregate amount beneficially owned 16,228,553 (29.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Aeva Technologies, Inc.
Address of issuer's principal executive offices: 555 ELLIS STREET, MOUNTAIN VIEW, California (CA), 94043
Comment: This Amendment No. 3 on Schedule 13D/A (this Amendment) amends the Schedule 13D originally filed by the Reporting Persons with the U.S. Securities and Exchange Commission on November 17, 2022, as amended June 21, 2023 and November 09, 2023(the Schedule 13D), relating to the common stock, par value $0.001 per share (Common Stock), of Aeva Technologies, Inc., a Delaware corporation (the Issuer). The Reporting Persons are filing this Amendment in connection with their purchase of an aggregate of 5,849,249 shares of Common Stock. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D. The principal executive offices of the Issuer are located at 555 Ellis Street, Mountain View, California 94043.

## Item 2. Identity and Background
Name of person filing: Sylebra Capital LLC ("Sylebra US") hereby files this Statement on behalf of the Reporting Persons pursuant to the Agreement with Respect to Schedule 13D (the Joint Filing Agreement) attached to this Statement as Exhibit 1. Sylebra US and Sylebra Capital Limited ("Sylebra HK") are the investment sub-advisers to Sylebra Capital Partners Master Fund, Ltd. ("SCP MF"), Sylebra Capital Parc Master Fund ("PARC MF"), Sylebra Capital Menlo Master Fund ("MENLO MF") and other advisory clients. The term Affiliated Investment Entities refers to SCP MF, PARC MF, MENLO MF and other advisory clients. Sylebra Capital Management ("Sylebra Cayman") is the investment manager and parent of Sylebra HK. Sylebra Cayman owns 100% of the shares of Sylebra HK, and Daniel Patrick Gibson ("Gibson") owns 100% of the Class A shares of Sylebra Cayman and 100% of the share capital of Sylebra US. Gibson is a founder and Chief Investment Officer of Sylebra Cayman. In such capacities, Sylebra HK, Sylebra US, Sylebra Cayman, and Gibson may be deemed to share voting and dispositive power over the shares of common stock of the Issuer held by the Affiliated Investment Entities. Sylebra US, Sylebra HK, Sylebra Cayman and Gibson are each referred to herein individually as a Reporting Person and collectively as the Reporting Persons.
Residence or business address:
Sylebra Capital Ltd - 28 HENNESSY ROAD, 20TH FLOOR, WAN CHAI, HONG KONG, Hong Kong, 00000

Sylebra Capital Management, Ltd - INTERTRUST CORPORATE SERVICES (CAYMAN), LIMITED, 190 ELGIN AVENUE, GEORGE TOWN, Cayman Islands, KY1-9005

SYLEBRA CAPITAL LLC - 3000 EL CAMINO REAL BUILDING 5 SUITE 450, PALO ALTO, CA, 94306

Gibson Daniel Patrick - 400 FAIRVIEW AVENUE NORTH, SUITE 1200, SEATTLE, WA, 98109
Present principal occupation or employment: The principal address of the Reporting Persons is c/o Sylebra Capital LLC, 3000 El Camino Real, Building 5 Suite 450, Palo Alto, CA 94306.
Criminal convictions in the last five years: Each of Sylebra US, Sylebra HK and Sylebra Cayman are engaged in the principal business of fund management. Gibson serves as (i) a director and owner of each Sylebra HK and Sylebra Cayman and (ii) a sole member of Sylebra US. Each of the Affiliated Investment Entities are engaged in the principal business of investments. None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have during the last 5 years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sylebra US is a limited liability company organized under the laws of Delaware, United States. Sylebra HK is a private limited company organized under the laws of Hong Kong. Sylebra Cayman is an exempted company with limited liability organized under the laws of the Cayman Islands. Gibson is a citizen of Antiqua and Barbuda.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons each used their respective working capital to purchase the shares of Common Stock of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the shares as a passive investment for fund management purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: FOR Miki Shi REVIEW/COMMENT
Number of shares as to which each person has sole or shared power to vote or dispose: FOR Miki Shi REVIEW/COMMENT
Transactions in the class effected during the past sixty days: Please refer to exhibit 2 in relation to the transactions with respect to the Issuers common stock within the last 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuers common stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the Joint Filing Agreement attached hereto as Exhibit 1, or as otherwise described in this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement, dated as of 31 March 2025 by and among the Reporting Persons. Exhibit 2 Transactions within the last 60 days

Exhibit 1
JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this foregoing shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Sylebra Capital Limited
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, COO, Authorized Signatory

Sylebra Capital LLC
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Authorized Signatory

Sylebra Capital Management
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, Authorized Signatory

Daniel Patrick Gibson
By: /s/ Daniel Patrick Gibson
Name: Daniel Patrick Gibson
Title: Individual

Date: March 31, 2025

Exhibit 2
The transactions (purchase) in the Common Stock were effected on securities exchanges with various brokers. Details below:
Trade date Number of Shares Amount of Shares Outstanding Price
03/24/2025 990,411 11,369,715 $4.36
03/25/2025 478,001 11,847,716 $5.04
03/26/2025 821,610 12,669,326 $5.48
03/27/2025 1,157,742 13,827,068 $6.15
03/28/2025 1,333,188 15,160,256 $6.70
03/31/2025 1,068,297 16,228,553 $6.77

## Signatures
- Sylebra Capital Ltd: /s/ Matthew Whitehead, Matthew Whitehead, Director, COO, Authorized Signatory (04/01/2025)
- Sylebra Capital Management, Ltd: /s/ Matthew Whitehead, Matthew Whitehead, Director, COO, Authorized Signatory (04/01/2025)
- SYLEBRA CAPITAL LLC: /s/ Matthew Whitehead, Matthew Whitehead, Authorized Signatory (04/01/2025)
- Gibson Daniel Patrick: /s/ Daniel Patrick Gibson, Daniel Patrick Gibson, Individual (04/01/2025)